Form N-SAR for the First Investors Insured Tax Exempt Fund II 12/31/05

Sub-Item 77C:

A special meeting of the shareholders of the First Investors Insured Tax Exempt Fund II ("Fund") was held on October 28, 2005.

	The first proposal was to elect eight (8) Trustees. The following Trustees were elected: Charles R. Barton III, Stefan L. Geiringer,
Robert M. Grohol, Kathryn S. Head, Arthur M. Scutro, Jr., James M. Srygley, John T. Sullivan and Robert F. Wentworth.

	The second proposal was to approve the reorganization of the Fund into a series of a newly-established Delaware statutory trust. This proposal was approved with 3,168,236 shares voting for the adoption of the proposal and 192,032 shares voting against the adoption of the proposal.